Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Covidien Supplemental Savings and Retirement Plan (“SSRP”)

FAQs

1.	What will happen to my SSRP account when the acquisition is completed?

At the closing, any unvested Company credits in your account will become fully vested. You are always 100% vested in your own deferrals and related investment credits. Company credits usually vest after two years of service. When your Company credits vest, they will be subject to FICA tax immediately; income taxes will not apply until your SSRP account is distributed.

2.	What will happen to my SSRP account if I terminate employment before the acquisition is completed?

Vested amounts in your account will be paid out to you as follows.

•	If you meet the Rule of 60 when your employment ends (at least age 55 plus years of service equals 60 or more), your account will be distributed according to the elections you made (i.e., a lump sum or installment payments). Remember that separate distribution elections apply for each year of deferrals under the SSRP.

•	If your account balance is less than $20,000 or you do not meet the Rule of 60 when your employment ends, your account will be paid automatically in one lump sum in February after the year your employment ends. Special rules apply to any amounts deferred under the Tyco Deferred Compensation Plan and transferred to the Covidien Supplemental Savings and Retirement Plan.

3.	Can I change my distribution elections?

You can make certain changes to your distribution elections while you are still employed by the Company if you meet the conditions shown in the chart below. You cannot change elections after you terminate employment.

	If you meet these conditions…	You can make these changes…
Post-2004 deferrals and Company credits

•   You elected to receive at least some of your post-2004 SSRP account on a specific date other than termination or retirement, and

•   That date occurs before you separate from service, and

•   You make a new election at least 12 months before the original payment date

• You must defer payment by at least five years • You may change from a lump sum to installment payments • You may extend the duration of installment payments

Pre-2005 deferrals	• You must make a new election at least 12 months before your original payment date.	• You may change from a lump sum to installment payments and vice versa • You may shorten or lengthen the installment period up to a maximum of 15 years

4.	How is my SSRP account invested after I terminate employment but before it gets paid to me?

You continue to control investment of your SSRP account, choosing from the plan’s ‘measurement funds’ until your account gets paid out to you. Go to www.covidien.com/retirement to view your account and make changes or call the Mercer service center at 1- 855 Cov4Ret (268-4738) to specify the ‘measurement funds’ for your SSRP account balance. Your account will be credited with the investment returns for the funds you choose until it is paid out.

5.	Can I defer severance payments into my SSRP account and receive them later?

No, severance pay cannot be deferred into your SSRP account.

6.	Will I be able to defer calendar year 2015 base and bonus pay to my SSRP account?

Yes, you will be able to make deferral elections for 2015 base and bonus payment during the Annual Enrollment period for benefits in late October/early November.

7.	Where can I get more information about the SSRP?

For information about your account, go to www.covidien.com/retirement or call the Mercer service center at 1- 855 Cov4Ret (268-4738).

You can view and print the SSRP eGuide at www.covidienssrp.com (User Name: SSRP; Password: CovidienSSRP, both case sensitive).

8.	Where can I go to review my SSRP distribution and beneficiary elections?

Contact the plan service center at 1- 855 Cov4Ret (268-4738) to review your SSRP distribution and beneficiary elections.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.